UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 0-22961

ANNAPOLIS BANCORP, INC.

2007 EMPLOYEE STOCK PURCHASE PLAN

(Full title of plan and the address of the plan, if different from that of the issuer named below)

ANNAPOLIS BANCORP, INC.

1000 Bestgate Road, Suite 400

Annapolis, Maryland 21401

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Annapolis Bancorp, Inc.

2007 Employee Stock Purchase Plan

Annapolis, MD

We have audited the accompanying statements of net assets available for benefits of the Annapolis Bancorp, Inc. 2007 Employee Stock Purchase Plan (the “Plan”) as of October 31, 2012 and December 31, 2011, and the related statements of changes in net assets available for benefits for the ten month period ended October 31, 2012 and the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Annapolis Bancorp, Inc. 2007 Employee Stock Purchase Plan as of October 31, 2012 and December 31, 2011 and the changes in net assets available for benefits for the ten month period ended October 31, 2012 and the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

March 18, 2013

ANNAPOLIS BANCORP, INC. 2007 EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits

	October 31, 2012	December 31, 2011
Assets
Cash	—	732

Liabilities
Payable to Participants	—	732

Net Assets Available for Benefits	$—	$—

The accompanying notes are an integral part of the financial statements.

ANNAPOLIS BANCORP, INC. 2007 EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits

	For the ten month period ended October 31, 2012	For the year ended December 31, 2011
Additions
Employee contributions to the Plan	$4,801	$7,809

Total Additions	4,801	7,809

Deductions
Cost of Common Stock Purchased on behalf of Participants	5,517	8,139
Participant Withdrawal	16	7
Decrease in Payable to Participants	(732)	(337)

Total Deductions	4,801	7,809

Net Change	—	—

Net Assets Available for Benefits
Beginning of period	—	—

End of period	$—	$—

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC. 2007 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

For the ten month period ended October 31, 2012 and the year ended December 31, 2011.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States of America. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Administrative Expenses. Certain administrative functions are performed by employees of BankAnnapolis. However, no such employees receive compensation from the Annapolis Bancorp, Inc. 2007 Employee Stock Purchase Plan (the “Plan”). Certain other third party administrative expenses are paid directly by Annapolis Bancorp, Inc. (the “Company”).

2. PLAN TERMINATION

The Plan was terminated by the Annapolis Bancorp, Inc. Board of Directors effective October 31, 2012.

3. DESCRIPTION OF PLAN

The Company’s Board of Directors approved the Plan on March 16, 2007. The stockholders of the Company approved the Plan on May 17, 2007 to commence on July 1, 2007. The Plan provides for the purchase of up to 200,000 shares of common stock of the Company which the Company will provide by issuing authorized but unissued common shares of the Company’s common stock. All employees of the Company and its designated affiliates (including designated related entities for sub-plans) who have been employed by BankAnnapolis for at least one (1) year are eligible to participate in the Plan, except a person whose customary employment is less than 20 hours per week, or is customarily less than five months per year. Persons who are deemed for purposes of Section 423(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”) to own shares of the Company’s common stock possessing 5% or more of the total combined voting power or value of all classes of common stock or shares of a subsidiary are ineligible to participate in the Plan. For any offering period, each eligible employee may elect to have payroll deductions occur on each payday in an amount equal to a percentage from 0.50% (or $25 per payroll period, if greater) to 25% (or $2,000 per offering period, if less) of their compensation. The maximum contribution is $25,000 per calendar year.

At the end of each offering period, the balance in each participant’s payroll deduction account is applied to the purchase of full shares of the Company’s common stock. The price per share of common stock sold under the Plan during an offering is equal to 95% of the fair market value of a share of the Company’s common stock on the last day of the offering which, is typically the closing sales price of the Company’s common stock on the last day of the offering if a trade occurred or the mean of the bid and ask price on the last trading day of the offering if no trade occurred. Any unused balance in a participant’s account at the end of an offering period is carried over to the next period. As of the Plan’s termination date all unused balances in participants’ accounts were returned to the participant.

Prior to termination the Plan had four participants.

4. RELATED PARTY TRANSACTIONS

The cash of the Plan is held in a non-interest bearing checking account at the Company. The number of shares purchased with Plan assets on behalf of the participants in the Plan for the ten months ended October 31, 2012 and the year ended December 31, 2011, was 1,026 shares and 2,070 respectively.

5. TAX STATUS

Participants’ contributions are deducted from their after-tax earnings and there are no Company contributions; consequently the Plan is not subject to income tax under the Internal Revenue Code. The Plan is intended, but not required, to qualify as an employee stock purchase plan (under Section 423 of the Code. Qualification of the Plan under Code Section 423 requires shareholder approval of the number of shares of Company’s common stock that may be sold under the Plan. The Plan is generally exempt from the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not intended to qualify under Section 401 of the Code.

6. SHARE PRICES

The closing sales price or the mean of the bid and ask price, if no trade occurred as determined by NASDAQ at the end of each of the ten months ended October 31, 2012 is as follows:

Month	Closing Sales Price or Mean of Bid and Ask on Last Trading Day of the Month	Participant Price

January	$4.15	$3.94
February	$5.05	$4.80
March	$5.27	$5.01
April	$6.41	$6.09
May	$6.25	$5.94
June	$6.80	$6.46
July	$7.15	$6.79
August	$7.10	$6.75
September	$7.05	$6.70
October*	$7.75	$7.36

*	The last relevant trading day due to the effective date of the Bank payroll and the termination of the Plan was October 22, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned administrators of the Annapolis Bancorp, Inc. 2007 Employee Stock Purchase Plan have signed this Form 11-K as of March 18, 2013.

Annapolis Bancorp, Inc.
2007 Employee Stock Purchase Plan

/s/ Richard M. Lerner
Richard M. Lerner
Plan Administrator
Chairman and Chief Executive Officer of
Annapolis Bancorp, Inc.

/s/ Margaret Theiss Faison
Margaret Theiss Faison
Plan Administrator
Annapolis Bancorp, Inc.